FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on acquisition of interest in Time Shipping and Hainan Nuclear by Huaneng Power Inc. (the “Registrant”), made by the Registrant on December 2, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS
ACQUISITION OF TIME SHIPPING INTEREST
AND HAINAN NUCLEAR INTEREST

•
On 1 December 2010, the Company entered into the Time Shipping Interest Transfer Agreement with HEC, pursuant to which the Company agreed to acquire a 50% interest in Time Shipping from HEC for a consideration of RMB1.058 billion. The purchase price will be funded by the Company’s internal cash surplus. The purchase price was determined on arm’s length terms between the parties.

•
On the same day, the Company entered into the Hainan Nuclear Interest Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire a 30% interest in Hainan Nuclear from Huaneng Group for a consideration of RMB0.174 billion. The purchase price will be funded by the Company’s internal cash surplus. The purchase price was determined on arm’s length terms between the parties.

•
HIPDC, as the direct controlling shareholder of the Company, holds 42.03% of the total issued share capital of the Company, while Huaneng Group holds a 51.98% direct interest and 5% indirect interest in HIPDC. Huaneng Group directly holds 8.75% interest in the Company and through its wholly owned subsidiary, Hua Neng HK, indirectly holds 0.17% interest in the Company. At the same time, Huaneng Group holds 100% interest in HEC. Therefore, Huaneng Group and its associates (including HEC) are connected persons of the Company under the Hong Kong Listing Rules. The transactions between the Company and each of HEC and Huaneng Group as contemplated by the Acquisitions thus constitute connected transactions of the Company.

•
Taking the above two acquisitions as a whole in accordance with Rule 14A.25 of the Hong Kong Listing Rules, the aggregate of the transaction amount involved is approximately RMB1.518 billion (i.e. an aggregate of the cash consideration to be paid by the Company for the above two acquisitions (RMB1.232 billion) and the guarantee to be taken up after closing of the acquisition of the Time Shipping Interest by the Company for Time Shipping (USD43 million, which equals to approximately RMB286 million)). As the transaction scale in aggregate does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the transactions relating to the acquisition of Time Shipping Interest and Hainan Nuclear Interest are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HEC

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a generation capacity of 46,512 MW on an equity basis.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and holds an aggregate of 8.92% effective interest in the total issued share capital of the Company. As at the date of this announcement, HIPDC, as the controlling shareholders of the Company, holds approximately 42.03% of the total issued share capital of the Company.

HEC is a company incorporated in the PRC and is a wholly owned subsidiary of Huaneng Group. Its principal scope of business includes wholesales of coal, investment and management in energy infrastructure projects of coal mines, road, port and maritime transportation services, international tendering and agency, and import and export business. HEC holds 50% interest in the registered capital of Time Shipping.

The relationship among the Company, Huaneng Group and HEC are as follows:

*	Huaneng Group, through Hua Neng HK , its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#	Of the 8.92% interest, 0.17% represents the interest in the H Shares of the Company held by Hua Neng HK.

According to the Hong Kong Listing Rules, Huaneng Group and its associates (including HEC) are connected persons of the Company, and accordingly, the acquisitions of Time Shipping Interest and Hainan Nuclear Interest by the Company from HEC and Huaneng Group, respectively, constitute connected transactions of the Company.

Taking the above two acquisitions as a whole in accordance with Rule 14A.25, the aggregate of the transaction amount involved is approximately RMB1.518 billion (i.e. an aggregate of the cash consideration to be paid by the Company for the above two acquisitions (RMB1.232 billion) and the guarantee to be taken up after closing of the acquisition of the Time Shipping Interest by the Company for Time Shipping (USD43 million, which equals to approximately RMB286 million)). As the transaction scale in aggregate does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the transactions relating to the acquisition of Time Shipping Interest and Hainan Nuclear Interest are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

TIME SHIPPING INTEREST TRANSFER AGREEMENT

The Time Shipping Interest Transfer Agreement was approved by the Directors at the board meeting on 30 November 2010 and signed by HEC and the Company on 1 December 2010.

Date:	1 December 2010

Parties:	Seller:	HEC
	Purchaser:	the Company

Interest to be	Equity interest representing 50% of the registered capital of Time

acquired:	Shipping.

Consideration:
The consideration for the purchase of the Time Shipping Interest is RMB1.058 billion. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Manner of payment:	The Company will pay to HEC the consideration in cash by one-off payment and where the consideration will be funded by the Company’s internal cash surplus.

Closing:
Closing shall be within 5 working days after the satisfaction or waiver of the conditions precedent referred to in the Time Shipping Interest Transfer Agreement, or on a date as agreed between HEC and the Company. Closing shall take place at the time and venue as mutually agreed by  HEC and the Company.

Time of transfer :
Following the closing of the Acquisition, the Company and HEC shall as soon as possible process the registration for the transfer of the Time Shipping Interest at, and file the articles of association (duly amended) reflecting the Company’s 50% interest in the registered capital of the Time Shipping with, the relevant industrial and commercial administration bureau.

Conditions precedent:	(i) Conditions to the closing which need to be satisfied by both parties

Each party has to use it best endeavour to fulfil the conditions mentioned below. Insofar as it is permitted by law, all or any part of such conditions can be waived by (depending on circumstances) HEC and the Company. Neither party has an obligation to complete the transaction unless each of the conditions mentioned below is satisfied or waived:

(a)
due approval of the Time Shipping Interest Transfer Agreement and the transfer of the Time Shipping Interest by the internal competent authority of each party in compliance with each party’s articles of association, the requirements of the applicable laws and regulations and the necessary approval process;

(b)
absent of any regulation or stipulation by the governmental authority having jurisdiction that prohibits the completion of the transfer of the Time Shipping Interest, and pursuant to such regulation or stipulation the court having jurisdiction has not issued any order or decree to prohibit the completion of the transfer of the Time Shipping Interest;

(c)
all necessary approval, consent, registration or certificate from the government and other competent authority and other significant consent from third party in relation to the Time Shipping Interest Transfer Agreement and the transfer of the Time Shipping Interest have been obtained, save for certain documents which can only be processed pursuant to applicable laws and regulations after closing.

(ii)	Conditions to the closing which need to be satisfied by HEC

HEC’s obligations to complete are conditional upon fulfilment of each condition mentioned below before closing and, insofar as it is permitted by applicable law, all or any part of such conditions are waived by HEC:

	(a)	representations and warranties by the Company in the Time Shipping Interest Transfer Agreement are true and complete in all material respects; and

	(b)	the Company has fulfilled in all material respects its obligations under the Time Shipping Interest Transfer Agreement.

(iii)	Conditions to the closing which need to be satisfied by the Company

The Company’s obligations to complete are conditional upon fulfilment of each condition mentioned below before closing and, insofar as it is permitted by application law, all or any part of such conditions are waived by the Company:

(a)	representations and warranties by HEC in the Time Shipping Interest Transfer Agreement are true and complete in all material respects; and

(b)	HEC has fulfilled in all material respects its obligations under the Time Shipping Interest Transfer Agreement.

HAINAN NUCLEAR INTEREST TRANSFER AGREEMENT

The Hainan Nuclear Interest Transfer Agreement was approved by the Directors at the board meeting on 30 November 2010 and signed by Huaneng Group and the Company on 1 December 2010.

Date:	1 December 2010

Parties:	Seller:	Huaneng Group
	Purchaser:	the Company

Interest to be acquired:	Equity interest representing 30% of the registered capital of Hainan Nuclear.

Consideration:
The consideration for the purchase of the Hainan Nuclear Interest is RMB0.174 billion. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Manner of payment:	The Company will to pay to Huaneng Group the consideration in cash by one-off payment where the consideration will be funded by the Company’s internal cash surplus.

Closing:
Closing shall be within 5 working days after the satisfaction or waiver of the conditions precedent referred to in the Hainan Nuclear Interest Transfer Agreement, or on a date as agreed between Huaneng Group and the Company. Closing shall take place at the time and venue as mutually agreed by Huaneng Group and the Company

Time of transfer:	Following the closing of the Acquisition, the Company and Huaneng Group shall as soon as possible process the registration for the transfer of the Hainan Nuclear Interest at, and file the articles of association (duly amended) reflecting the Company’s 30% interest in the registered capital of the Hainan Nuclear with, the relevant industrial and commercial bureau.

Conditions precedent:	(i)	Conditions to the closing which need to be satisfied by both parties

Each party has to use it best endeavour to fulfil the conditions mentioned below. Insofar as it is permitted by law, all or any part of such conditions can be waived by (depending on circumstances) Huaneng Group and the Company. Neither party has an obligation to complete the transaction unless each of the conditions mentioned below is satisfied or waived:

(a)
due approval of the Hainan Nuclear Interest Transfer Agreement and the transfer of the Hainan Nuclear Interest by the internal competent authority of each party in compliance with each party’s articles of association, the requirements of the applicable laws and regulations and the necessary approval process;

(b)
absent of any regulation or stipulation by the governmental authority having jurisdiction that prohibits the completion of the transfer of the Hainan Nuclear Interest, and pursuant to such regulation or stipulation the court having jurisdiction has not issued any order or decree to prohibit the completion of the transfer of the Hainan Nuclear Interest;

(c)
all necessary approval, consent, registration or certificate from the government and other competent authority and other significant consent from third party in relation to the Hainan Nuclear Interest Transfer Agreement and the transfer of the Hainan Nuclear Interest have been obtained, save for certain documents which can only be processed pursuant to applicable laws and regulations after closing.

	(ii)	Conditions to the closing which need to be satisfied by Huaneng Group

Huaneng Group’s obligations to complete are conditional upon fulfilment of each condition mentioned below before closing and, insofar as it is permitted by applicable law, all or any part of such conditions are waived by Huaneng Group:

	(a)	representations and warranties by the Company in the Hainan Nuclear Interest Transfer Agreement are true and complete in all material respects; and

	(b)	the Company has fulfilled in all material respects its obligations under the Hainan Nuclear Interest Transfer Agreement.

(iii)	Conditions to the closing which need to be satisfied by the Company

The Company’s obligations to complete are conditional upon fulfilment of each condition mentioned below before closing and, insofar as it is permitted by application law, all or any part of such conditions are waived by the Company:

	(a)	representations and warranties by Huaneng Group in the Hainan Nuclear Interest Transfer Agreement are true and complete in all material respects; and

	(b)	Huaneng Group has fulfilled in all material respects its obligations under the Hainan Nuclear Interest Transfer Agreement.

INFORMATION REGARDING TIME SHIPPING

Time Shipping was incorporated in the PRC on 28 February 2001 and its business includes international general cargo shipping, domestic goods transportation between ports along the coastal areas and middle and lower reaches of Yangtze River, domestic waterway cargo transportation and freight forwarder services, shipping agency, consultancy of shipping management and related business, vessel repair, domestic trading, self-operation and agency of import and export of various commodities and technologies (except those commodities and technologies restricted by the State to be operated by certain companies and banned for import and export by the State), processing of purchased materials and operation of “three types of processing plus compensation trades” and counter trade and transit trade operations. Currently Time Shipping owns 28 vessels (including self-owned and finance leased) and has a registered capital of RMB1.2 billion.

Time Shipping is jointly controlled by HEC and China Shipping, each holding 50% of the registered capital of Time Shipping. Following completion of this acquisition, the Company shall hold 50% of the registered capital in Time Shipping and the other 50% of the registered capital in Time Shipping is still held by China Shipping. China Shipping does not hold any shares in the Company and is a third party independent from both the Company and its connected persons.

Following completion of the acquisition of Time Shipping Interest, the loan guarantees in an aggregate amount of not exceeding US$43 million (equals to approximately RMB286 million) previously provided by HEC to Time Shipping will be assumed by the Company. Upon signing of the related agreement(s), the Company will pursuant to the Hong Kong Listing Rules make relevant disclosure, if required.

HEC has warranted that the Time Shipping Interest is not subject to any mortgage, pledge, lien or third party rights and such interest is not subject to any disputes, litigations, arbitrations and other legal proceedings.

Selected Financial Information of Time Shipping

The following is a summary of unaudited financial information of Time Shipping for the year ended 31 December 2008 and 2009, and as at 31 December 2008 and 31 December 2009 and the unaudited financial information for the six-month period ended 30 June 2010 and as at 30 June 2010, prepared in accordance with the PRC Accounting Standards.

	As at 31 December 2008	As at 31 December 2009	As at 30 June 2010
	(RMB in thousands, except percentage)

Total assets	4,253,383	4,585,357	5,367,139
Total liabilities	2,055,159	2,633,256	3,367,024
Interest attributable to equity holders	2,198,224	1,952,101	2,000,115
Interest attributable to HEC	50%	50%	50%
Net asset attributable to HEC according to the above ratio	1,099,112	976,051	1,000,058

	For the year ended 31 December 2008	For the year ended 31 December 2009	For the six months ended 30 June 2010
	(RMB in thousands, except percentage)

Operating revenue	2,536,955	1,102,516	708,881
Operating profit	975,487	43,883	61,033
Profit before tax	990,687	67,172	62,583
Effective tax rate	18%	20%	23%
Net profit	813,298	53,887	48,014

The 2009 net profit for Time Shipping includes a government fiscal subsidy of RMB26,311,000.

Valuation of Time Shipping

CUAA, an independent asset appraisal institution which is qualified to conduct security related practices, has conducted a valuation on Time Shipping by using replacement cost method. The appraisal date is fixed on 30 June 2010 and the results are set out below:

(RMB in thousands, except percentage)

Book value of shareholders’ equity	2,000,115
Appraised value of shareholders’ equity	2,002,554
Increase/Decrease (amount)	2,439
Increase/Decrease (%)	0.12%

INFORMATION REGARDING HAINAN NUCLEAR

Incorporated in the PRC on 3 December 2008, Hainan Nuclear is located in Hainan Province, the business of which include the construction, operation and management of nuclear power plants; production and sales of power and related products; technology advisory and services.

Hainan Nuclear at present is in the course of constructing two pressurized water reactors of 650MW (units 1 and 2) at Hainan Changjiang Nuclear Construction Phase I. The registered capital of Hainan Nuclear is RMB403.68 million.

The controlling shareholder of Hainan Nuclear, CNNC Nuclear, is the wholly-owned subsidiary of CNNC. CNNC Nuclear holds 51% of the registered capital of Hainan Nuclear. The other shareholder of Hainan Nuclear is Huaneng Group, holding 49% of the registered capital of Hainan Nuclear. For Huaneng Group to expedite the rapid development in nuclear industry, and to further strengthen the long term strategic cooperation of the parties in nuclear, Huaneng Group will retain 19% equity interest upon completion of the transfer. Following completion of this acquisition, the Company will hold 30% of the registered capital in Hainan Nuclear, CNNC Nuclear and Huaneng Group will hold 51% and 19%, respectively, of the registered capital of Hainan Nuclear. CNNC Nuclear does not hold shares in the Company and is a third party independent from both the Company and its connected persons.

Huaneng Group has warranted that the Hainan Nuclear Interest is not subject to any mortgage, pledge, lien or third party rights and such interest is not subject to any disputes, litigations, arbitrations and other legal proceedings.

Selected Financial Information of Hainan Nuclear

The following is a summary of unaudited financial information of Hainan Nuclear as at 31 December 2008 and 31 December 2009 and the unaudited financial information as at 30 June 2010, prepared in accordance with the PRC Accounting Standards.

	As at 31 December 2008	As at 31 December 2009	As at 30 June 2010
	(RMB in thousands, except percentage)

Total assets	315,011	1,645,035	2,046,263
Total liabilities	300,011	1,241,355	1,513,187
Interest attributable to equity holders	15,000	403,680	533,076
Interest attributable to Huaneng Group	49%	49%	49%
Net asset attributable to Huaneng Group according to the above ratio	7,350	197,803	261,207

As Hainan Changjiang Nuclear Power Plant of Hainan Nuclear is still under construction, the income statements for the operating revenue, operating profit, profit before tax and net profit for the recent two years and six months are not available.

Valuation of Hainan Nuclear

CUAA has conducted a valuation on Hainan Nuclear by using replacement cost method. The appraisal date is fixed on 30 June 2010 and the results are set out below:

(RMB in thousand, except percentage)

Book value of shareholders’ equity	533,076
Appraised value of shareholders’ equity	566,170
Increase/Decrease (amount)	33,094
Increase/Decrease (%)	6.21%

Reasons for the Acquisitions, Pricing Factors and Impact

The consideration of the Acquisitions was based on the asset valuation report prepared by CUAA and various negotiations among the parties to the transactions. The consideration has already taken into account the market environment and operating conditions of Time Shipping and Hainan Nuclear as well as their strategic synergies with the Company. The final consideration was based on arm’s length negotiation between the parties. The consideration of the Time Shipping Interest is fixed at RMB1.058 billion, representing a premium of 5.79% over its net asset value and a premium of 5.67% over the appraised value thereof, whereas the final consideration of the Hainan Nuclear Interest is RMB0.174 billion, representing a premium of 8.80% over the net asset value and a premium of 2.44% over the appraised value thereof.

The Acquisition is part of the implementation of Huaneng Group’s undertaking made to the Company that will become the only platform for the ultimate integration of Huaneng Group’s conventional energy businesses, which is beneficial to the Company for optimizing the structure of the power generating assets and further extending to the upstream business and enhancing coal storage and transportation capacity.

According to the relevant energy development arrangements of the State, nuclear power is one of the focus areas of future energy construction of the State. Pursuant to the development strategy of the Company, the development and construction of nuclear power will play an active role in enhancing the core competitiveness and realizing the long-term development of the Company. The acquisition of Hainan Nuclear Interest is an important strategic measure of further expanding the Company’s nuclear power business after investment in the construction of Shangdong Shidaowan Nuclear Power project by the Company in 2009. Against the background of vigorous development in clean energy including nuclear power by the State, the joint construction and operation of the Hainan Nuclear power project with CNNC which has substantial experience in the construction, operation and management of nuclear power projects will be beneficial to the Company in accumulating experience in nuclear power projects and laying the foundation for further expansion of the nuclear power business. Moreover, after completion of the Acquisition, the Company will further expand its scope of business areas and enter into the power market of Hainan Province which is beneficial to the Company in enhancing its scale advantage and market position in the economically developed regions in the southeast coast.

Since its incorporation, Time Shipping has been undertaking the task of safeguarding coal transportation in various important coastal power plants of the Company. Currently, Time Shipping owns 28 vessels of various types (including self-owned and finance leased) with a total transport capacity of 1,485,000 dead weight tonnes and is one of the largest dry bulk fleets in the PRC and is qualified to operate both domestic and international transportation business at the same time. After completion of the acquisition of interests in Time Shipping, the supply and transport capacity of thermal coal for the coastal power plants of the Company will be further safeguarded, thereby stabilizing fuel supply for the coastal power plants and enhancing the extension of the Company’s business to the upstream chain industry, enhancing coal procurement, transportation and storage capacity and realizing synergy effect. Moreover, the occurrence of continued connected transactions between the Company and Huaneng Group and its subsidiaries and associates in relation to the purchase of transport capacity will be further reduced.

The Acquisition will partially increase the non-current assets of the Company and current assets will be reduced correspondingly as a result of payment of the consideration and accordingly the Acquisition will not have any significant impact on the net assets of the Company. In 2009, the operating revenue of Time Shipping was RMB1.102 billion and net profit was RMB54 million. For the first six months of 2010, the operating revenue was RMB709 million and net profit was RMB48 million. The two nuclear power generating units of Hainan Nuclear are currently under construction. In the premises, the Acquisition will not have any significant impact on the assets, liabilities and profits of the Company.

CONNECTED TRANSACTIONS UNDER THE HONG KONG LISTING RULES

Pursuant to the Hong Kong Listing Rules, the Acquisitions constitute connected transactions of the Company. Taking the above two acquisitions as a whole in accordance with Rule 14A.25, the aggregate of the transaction amount involved is approximately RMB1.518 billion (i.e. an aggregate of the cash consideration to be paid by the Company for the above two acquisitions (RMB1.232 billion) and the guarantee to be taken up after closing of the acquisition of the Time Shipping Interest by the Company for Time Shipping (USD43 million, which equals to approximately RMB286 million)). As the transaction scale in aggregate does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the transactions relating to the acquisition of Time Shipping Interest and Hainan Nuclear Interest are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

The Board of Directors of the Company has approved the resolutions regarding the Acquisitions. Messrs. Cao Peixi, Huang Long, Wu Dawei, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having connected relationship with Huaneng Group, abstained from voting on the board resolutions relating to the Acquisitions. The resolutions were voted by directors who are not connected to the transactions. The Directors (including independent non-executive Directors) are of the view that the Transfer Agreements were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and the Transfer Agreements are in the interests of the Company and its shareholders as a whole.

RELATED TRANSACTIONS ARISING OUT OF THE COMPLETION OF THE ACQUISITION UNDER SHANGHAI LISTING RULES

Pursuant to the Shanghai Listing Rules, following completion of the Acquisition, the transactions with Time Shipping will become related transaction between the Company and the Company’s related persons pursuant to the Shanghai Listing Rules.

In 2007, Time Shipping entered into three finance leasing agreements with Huaneng Finance Corporation Limited (a non-wholly owned subsidiary of Huaneng Group). Pursuant to the agreements, Huaneng Finance Corporation Limited agreed to purchase from Time Shipping three vessels, namely, as “Tian Long Xing”, “Hai Wang Xing” and “Bei Ji Xing” and to lease the same to Time Shipping by way of bareboat charter. The hire rates are based on the aggregate purchase prices for such vessels and be payable on a quarterly basis. Interest rates for the finance leasing agreements will be adjusted with reference to the benchmark lending rate for the corresponding period. The ownership to the vessels shall be transferred to Time

Shipping upon expiration of the charter and no retention money is required to be paid.

Pursuant to the above three finance leasing agreements, the terms of charter of the vessels, i.e., “Tian Long Xing” and “Hai Wang Xing” shall be sixty months from their respective dates of charter, with the last payment of the hire rate to fall on 21 September 2012. The term of charter of the vessel “Bei Ji Xing” is from 6 August 2007 to 20 June 2012. As at the date hereof, the aggregate balance of the unpaid hire rates of “Tian Long Xing”, “Hai Wang Xing” and “Bei Ji Xing” due from Time Shipping to Huaneng Finance Corporation Limited amounted to RMB230 million.

Given that after completion of the Acqusition, Time Shipping will become a jointly controlled company between the Company and China Shipping, the above transactions between Time Shipping and Huaneng Finance Corporation Limited will not constitute connected transactions between the Company and the Company’s connected persons pursuant to the Hong Kong Listing Rules. The Company therefore only makes disclosure simultaneously pursuant to the Company’s announcement as disclosed on the Shanghai Stock Exchange.

DEFINITIONS

“Acquisition(s)”	the purchase by the Company of the Time Shipping Interest held by HEC and Hainan Nuclear Interest held by Huaneng Group, individually or collectively;

“associate”	the meaning ascribed to it in the Hong Kong Listing Rules;

“China Shipping”	China Shipping Development Company Limited;

“Closing”	the closing of the Acquisition;

“CNNC”	China National Nuclear Corporation;

“CNNC Nuclear”	CNNC Nuclear Co., Ltd.;

“Company”, “HPI”	Huaneng Power International, Inc.;

“CUAA”	China United Assets Appraisal Co., Ltd.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“Hainan Nuclear”	Hainan Nuclear Power Co., Ltd.;

“Hainan Nuclear Interest”	30% interest in the registered capital of Hainan Nuclear held by Huaneng Group;

“Hainan Nuclear Interest Transfer Agreement”
the “agreement relating to the transfer of the 30% interest in Hainan Nuclear Power Co., Ltd. between China Huaneng Group and Huaneng Power International, Inc.” entered into between the Company and Huaneng Group on 1 December 2010;

“HEC”	Huaneng Energy & Communications Holdings Co., Ltd.;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“PRC”, “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“Shanghai Listing Rules”	The Listing Rules of Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Time Shipping”	Shanghai Time Shipping Co., Ltd.;

“Time Shipping Interest”	50% interest in the registered capital of Time Shipping held HEC;

“Time Shipping Interest Transfer Agreement”
the “agreement relating to the transfer of the 50% interest in Shanghai Time Shipping Co., Ltd. between Huaneng Energy & Communications Holdings Co., Ltd. and Huaneng Power International, Inc.” entered into between the Company and HEC on 1 December 2010; and

“Transfer Agreement(s)”	Time Shipping Interest Transfer Agreement and Hainan Nuclear Interest Transfer Agreement, individually or collectively.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
2 December 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    December 2, 2010